Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No. 3 to the Registration Statement of Pacific Special Acquisition Corp. (the “Company”) on Form S-1, File No. 333-206435 of our report dated August 17, 2015, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Pacific Special Acquisition Corp. as of August 5, 2015 and for the period from July 1, 2015 (inception) through August 5, 2015, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 12, 2015